Exhibit 99.3

NICE Actimize X-Sight Enterprise Cloud Solutions Selected by DNB Norway to
Transform its Fraud and Financial Crime Operations

This transformation program is being delivered in strategic collaboration with Infosys to address the changing fraud and regulatory risk landscape

Hoboken, N.J.,  June 2, 2026 – NICE Actimize, a NiCE (NASDAQ: NICE) business, today announced that DNB Bank ASA, Norway’s largest financial services group, has selected NICE Actimize X-Sight Enterprise platform to modernize its fraud and financial crime operations by leveraging an array of cloud solutions designed to address the financial institution’s most pressing challenges while improving operational efficiency. This comprehensive digital transformation program is being delivered in collaboration with Infosys (NSE, BSE, NYSE: INFY), a global leader in AI-first business consulting and technology services, and a long-time partner of both DNB and NICE Actimize.

Built for enterprise-scale performance, NICE Actimize’s X-Sight platform delivers best-in-class fraud and financial crime risk management. Engineered to meet complex demands for flexibility and extensibility, X-Sight supports seamless data integration, advanced analytics, and intelligent automation, all backed by security and scalability to give organizations the ability to manage, enhance, and expand their analytics capabilities as their needs evolve.

The solutions selected for DNB’s next-generation fraud and financial crime platform include NICE Actimize’s Suspicious Activity Monitoring (SAM) and its Integrated Fraud Management (IFM) solutions. IFM delivers AI pervasively across all fraud prevention processes, from detection and strategy to investigations and operations, as well as enabling intelligent data orchestration. SAM will be utilized to detect money laundering activities, and together with IFM and powerful network analytics, the solutions will detect mule rings, among many benefits. Other solutions to be integrated include ActOne Enterprise Case Management, WL-X sanctions screening, Customer Due Diligence (CDD), ActimizeWatch, and X-Sight DataIQ.

As the systems integration partner, Infosys will lead the end-to-end modernization of DNB’s FinCrime technology landscape, including enterprise architecture design, platform integration, and data migration. It will consolidate key functions including customer and payment screening, customer due diligence, and transaction and fraud monitoring onto a single, scalable SaaS platform with unified enterprise case management.

Elin Sandnes, COO and Executive Vice President Technology & Services, DNB Bank ASA, said, “Protecting customers and the integrity of the financial system requires us to continuously raise the bar on detection and investigation. By working closely with Infosys and leveraging NICE Actimize’s X‑Sight Enterprise platform, we are enhancing our ability to detect, investigate, and prevent complex financial crime more effectively, while supporting our long‑term digital transformation and regulatory compliance objectives.”

Blueprint for Successful Digital Transformation
“Financial institutions globally are seeking more intelligent, cloud‑native approaches to combat evolving financial crime. Through this collaboration with Infosys, our X‑Sight Enterprise platform’s AI-driven capabilities will help protect DNB and its customers from growing fraud and financial crimes, while boosting operational efficiency and reducing costs,” noted Craig Costigan, CEO, NICE Actimize.

Dennis Gada, Executive Vice President and Global Head of Banking & Financial Services, Infosys, said, “Legacy systems are struggling to keep pace with the rapid evolution of financial crime. By consolidating anti‑money laundering and fraud capabilities onto an AI‑enabled enterprise cloud platform, we’re helping DNB Bank ASA move from fragmented controls to a unified, intelligence‑led operating model. This allows the bank to detect earlier, investigate smarter, and respond with greater consistency across jurisdictions. This modernization program reinforces our role as the strategic system integration and transformation lead, bringing intelligent operations to unlock AI value at scale across monitoring, detection, and investigations.”

NICE Actimize uses the power of collective intelligence to discover patterns affecting a range of organizations and optimizes analytics and models using market-wide insights.

About DNB Bank ASA
DNB is Norway's largest financial services group and one of the largest in the Nordic region in terms of market capitalisation. The Group offers a full range of financial services, including loans, savings, advisory services, insurance and pension products for retail and corporate customers. DNB's mobile solutions, internet bank, customer service centres, real estate broking- and branch offices in Norway as well as international offices ensure that we are present where our customers are. We are a major operator in a number of industries, for which we also have a Nordic or international strategy.

About Infosys
Infosys is a global leader in AI first business consulting and technology services. Over 325,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. As navigators of enterprise transformation, we enable businesses in 63 countries to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, we accelerate business transformation through our AI-first value framework, deep domain expertise, and our unique ability to orchestrate innovations from our AI-native partner ecosystem. Infosys is counted among the world’s Top 100 brands committed to being a well-governed, environmentally sustainable partner for our clients where deep talent expertise, in an inclusive workplace, help them navigate their next.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

About NICE Actimize
As a global leader in artificial intelligence, platform services, and cloud solutions, NICE Actimize excels in preventing fraud, detecting financial crime, and supporting regulatory compliance. Over 1,000 organizations across more than 70 countries trust NICE Actimize to protect their institutions and safeguard assets throughout the entire customer lifecycle. With NICE Actimize, customers gain deeper insights and mitigate risks. Learn more at www.niceactimize.com.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors
Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.